Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

January 17, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.
Revised Preliminary Statement on Schedule 14C
Filed December 31, 2007
File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated January 15, 2008.

Security Ownership of Certain Owners and Management, page 4

1.	We note your response to comment 2 of our letter dated January 9, 2008. Please tell us how and when your Class E Preferred stock was authorized and issued. Please also tell us where we can locate a copy of your Articles of Incorporation and Bylaws. We note that Item 601 of Regulation S-B requires these organizational documents to be filed as exhibits to each annual and quarterly report.

Pursuant to an action item of November 28, 2007 rattified by a board resolution on December 21, 2007 this class of stock was authorized. Articles of Incorporation and Bylaws can be found with the SB-2 filing on 2/24/2006. Further, these documents will be filed as exhibits, pursuant to Item 601 of Regulation SB, in our next filing, our annual report for the year ended December 31, 2007. on Form 10-KSB.

2.

We note your response to comment 3 of our letter dated January 9, 2008. You indicate in your response that your shareholders obtained the consent of the necessary percentage of outstanding shares to approve the actions described in your document without any solicitation. Please provide us with a substantive analysis as to why the communications between your shareholders did not constitute a solicitation within the meaning of Rule 14a-1(1) under the Securities Exchange Act of 1934.

There has been no solicitation of any shareholder by the Company as cited in Rule 14a-1(1). On December 26, 2007, the Company received a letter from a shareholder, together with written consents representing a majority of the issued and outstanding voting capital of the Company, calling for an emergency meeting to enact a name change, establishment of preferred stock, and reverse stock split of one to one-thousand. The information was delivered to the board and the resolutions requested by the shareholding majority were adopted on December 27, 2007. Copies of this correspondence are attached as supplemental disclosures to this response.

The Company has not re-filed the Preliminary Statement on Schedule 14C as there are no modifications to this document arising from our responses to your comments.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO

December 26, 2007

Vsurance, Inc.

540 N Golden Circle, Suite 304 Santa Ana, CA 92705

Re: Action Without a Meeting

Dear Mr. Smith:

Pursuant to Section 5 Action Without a Meeting as cited in your Company’s bylaws as filed with the US Securities and Exchange Commission based on the deteriorated stock value ($1.50 at October 2007 to $0.01 as of December 21, 2007) and imminent foreclosure from Samir Financial by virtue of the Company’s loan default as referenced in the September 31, 2007 10-QSB, I (Charles McGuirk) with the voting consent of the shareholding majority (Exhibit A) order the following action to be taken not later than December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

While the business concept shows promise the execution of the business model has clearly failed. Please advise and act accordingly. My contact information is telephone 310-636-9285.

Sincerely,

Charles McGuirk

EXHIBIT A

Stock Certificate Transfer Services Ltd

Cohiba Partners

October Fund

Donna Properties Ltd

Financial Management Ltd

Shearson Foundation SA

Monfort Investissements Ltd

Homestead Holdings Ltd

Crelendo Limited

Turid Holdings

Pergrine China Partners Ltd

Pacific Trade Services Ltd

Soto Vole Ltd

Forte Limited

Mark Spaner

Hampton Insurance Company

Terence Kellev

Vernalis Investment

Shearson Foundation

Cohiba Partners

Anthony Gillaizeau

Kelson Stool Rood & Winkler

Meaghan Nix

Taylor Nix

October Fund

Rancho Malibu

Sandias Azcucaradas SA

Joseph Scarpello

Holly Stanley

Twin Oaks Capital Mgmt

Vanilla Sky SA

Donna L Killean

CONSENT

Shareholder:

Cohiba Partners

BE IT KNOWN, that I, Cohiba Partners, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Cohiba Partners

CONSENT

Shareholder:

October Fund, Inc.

BE IT KNOWN, that I, October Fund, Inc., the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

October Fund, Inc.

CONSENT

Shareholder:

Donna L. Killean

BE IT KNOWN, that I, Donna L. Killean, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Donna L. Killean

CONSENT

Shareholder:

Vernalis Investment, Inc.

BE IT KNOWN, that I, Vernalis Investment, Inc., the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Vernalis Investment, Inc.

CONSENT

Shareholder:

Anthony Gillaizeau

BE IT KNOWN, that I, Anthony Gillaizeau, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Anthony Gillaizeau

CONSENT

Shareholder:

Hampton Insurance Company

BE IT KNOWN, that I, Hampton Insurance Company, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Hampton Insurance Company

CONSENT

Shareholder:

Holly Stanley

BE IT KNOWN, that I, Holly Stanley, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Holly Stanley

CONSENT

Shareholder:

Irina Brodsky

BE IT KNOWN, that I, Irina Brodsky, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Irina Brodsky

CONSENT

Shareholder:

Joseph Scarpello

BE IT KNOWN, that I, Joseph Scarpello, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Joseph Scarpello

CONSENT

Shareholder:

Kelson Stool Rood & Winkler

BE IT KNOWN, that I, Kelson Stool Rood & Winkler, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Kelson Stool Rood & Winkler

CONSENT

Shareholder:

Mark Spaner

BE IT KNOWN, that I, Mark Spaner, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Mark Spaner

CONSENT

Shareholder:

Meaghan Nix

BE IT KNOWN, that I, Meaghan Nix, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Meaghan Nix

CONSENT

Shareholder:

Sandias Azcucaradas CR SA

BE IT KNOWN, that I, Sandias Azcucaradas CR SA, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Sandias Azcucaradas CR SA

CONSENT

Shareholder:

Shearson Foundation

BE IT KNOWN, that I, Shearson Foundation, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Shearson Foundation

CONSENT

Shareholder:

Taylor Nix

BE IT KNOWN, that I, Taylor Nix, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Taylor Nix

CONSENT

Shareholder:

Terry Kelley

BE IT KNOWN, that I, Terry Kelley, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Terry Kelley

CONSENT

Shareholder:

Vanilla Sky SA

BE IT KNOWN, that I, Vanilla Sky SA, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Vanilla Sky SA

CONSENT

Shareholder:

Twin Oaks Capital Mgmt LLC

BE IT KNOWN, that I, Twin Oaks Capital Mgmt LLC, the undersigned Shareholder of Vsurance, Inc., a Nevada corporation, hereby consent to the following actions for the Emergency Shareholders Meeting of the Shareholders of the said corporation, to be held on or before December 31, 2007.

•	Changed the name of the company to something which better describes the Company and its business operation;

•	Establish a preferred stock class that when converted to common is at a ratio of 1 to 50; and

•	Enact a common share reverse stock split of one to one-thousand which more appropriately presents the Company

WITNESS my hand and seal this 21st day of December, 2007

Twin Oaks Capital Mgmt LLC